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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                               (Amendment No.  6  )*


                        Communication Intelligence Corporation
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       0-19301
             --------------------------------------------------------
                                    (CUSIP Number)

                                 Philip S. Sassower
                                135 East 57th Street
                                     12th Floor
                              New York, New York 10022
                                   (212) 759-1909
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 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)


                                  February 3, 1998
             --------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D


CUSIP No.  0-19301                                        Page  2  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

 (a)  Philip S. Sassower      (SS No.: ###-##-####)         ("Mr. Sassower")
 (b)  CIC Standby Ventures, L.P.   (IRS ID No.: 76-0455991) ("CIC")

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds          See Item 3

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization    (a) United States
                                             (b) Delaware

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power     See Item 5
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power     See Item 5
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power     See Item 5
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power     See Item 5
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     See Item 5
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     See Item 5
-------------------------------------------------------------------------------
(14) Type of Reporting Person  (a)  Mr. Sassower - IN
                               (b)  CIC - PN

-------------------------------------------------------------------------------


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CUSIP No.  0-19301                                        Page  3  of  5  Pages
          ---------                                            ---    ---

ITEM 1.  SECURITY AND ISSUER

     This Amendment number 6 to the Statement on Schedule 13D (the "Statement") relates to shares of common stock, $.01 par value (the "Common Stock"), of Communication Intelligence Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065-1413.

ITEM 2.  IDENTITY AND BACKGROUND

     No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     CIC Standby Ventures, L.P. ("CIC") distributed 808,935 shares of common stock to its partners on a pro rata baiss in proportion to their partnership
interests.   CIC acquired these shares in January 1997 as the result of a cashless exercise of warrants.

ITEM 4.  PURPOSE OF TRANSACTION

     On February 3, 1998, CIC distributed 808,935 shares of common stock to its partners in order to cover tax liability which the partners will incur as a result of CIC's cashless exercise of warrants in January 1997. Mr. Sassower is the general partner of CIC, and received 8,089 shares in the distribution. Susan O. Sassower, Mr. Sassower's wife, is a limited partner of CIC, and received 7,258 shares in the distribution. Mr. Sassower disclaims beneficial ownership of such shares. The Philip S. Sassower 1996 Grantor Retained Annuity Trust, of which Mr. Sassower is sole trustee, is a limited partner of CIC, and received 186,055 shares in the distribution.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The following represents the beneficial ownership of each Reporting Person:


                          No. of shares            No. of shares
                        beneficially owned      beneficially owned                                         Percentage
                         with sole voting       with shared voting       Aggregate No. of shares           of shares
       Name           and dispositive power    and dispositive power        beneficially owned         beneficially owned
      ------          ---------------------    ---------------------    ------------------------       ------------------

Philip S. Sassower         9,820,224(1)(2)         407,827(3)(4)               10,228,051(2)(3)              20.7%(5)

CIC                        9,000,000                  --                        9,000,000                    18.5%

1. The number of shares held by Mr. Sassower would be substantially different if the conversion of the Company's Series B 5% cumulative convertible preferred stock (the "Series B Preferred") is effected at an exercise price lower than $1.166 in accordance with the formula set forth in the Company's Certificate of Designations of Series B 5% cumulative convertible preferred (the "Designation").

2. Mr. Sassower owns 8,089 of these shares directly, 516,080 of these shares directly after conversion of Series B Preferred at $1.166 per share, 110,000 of these shares directly after the exercise of options which may be exercised within 60 days of March 9, 1998, 186,055 of these shares indirectly as sole trustee of the Philip S. Sassower 1996 Grantor Retained Annuity Trust and 9,000,000 of these shares indirectly as sole general partner of CIC.

3. This represents 63,000 shares beneficially owned by the Susan O. Sassower Trust and 344,827 shares issuable upon conversion of 16,000 shares of Series B Preferred Stock at a conversion price of $1.166. Mr. Sassower and Susan O. Sassower, his wife, are the sole trustees of the Susan O. Sassower Trust and of the Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the "Sassower Trust"). Mrs. Sassower's residence is 720 Park Avenue, New York, NY 10021. She is a homemaker. She has not been convicted in a criminal action nor a party to any civil action in the past five years, and is a U.S. citizen.

4. This number would be substantially different if the conversion of Series B Preferred is effected at an exercise price lower than $1.166

CUSIP No.  0-19301                                        Page  4  of  5  Pages
          ---------                                            ---    ---


     in accordance with the formula set forth in the Company's Designation.

5. The percentage of shares beneficially owned by Mr. Sassower is based on the following assumptions: (i) 48,544,491 shares of common stock issued and outstanding as of February 25, 1998, plus (ii) 516,080 shares issuable upon conversion of all of the 24,070 shares of Series B Preferred held of record by Mr. Sassower at a conversion price of $1.166, plus (iii) 344,827 shares issuable upon conversion of all of the 16,000 shares of Series B Preferred held of record by the Sassower Trust at a conversion price of $1.166, plus 110,000 shares issuable upon exercise of options held by Mr. Sassower which may be exercised within 60 days of March 9, 1998. In the event that the Series B Preferred are converted at a price lower than $1.166 and/or other holders of Series B Preferred have converted their shares, the percentages in this table would be substantially different. If the conversion price is lower than $1.166, the Company will be obligated to issue more shares than is reflected in this estimate, and the difference could be material. The number of shares of Common Stock issuable upon conversion of the Series B Preferred will increase at an increasing rate as the market price of the Common Stock decreases. This estimate is not intended to constitute a prediction as to the future market price of the Common Stock or the number of shares of Common Stock to be issued upon conversion.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          None.



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CUSIP No.  0-19301                                        Page  5  of  5  Pages
          ---------                                            ---    ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Philip S. Sassower
                                        --------------------------------------
                                        Philip S. Sassower




                                        CIC Standby Ventures, L.P.



                                   By:  /s/ Philip S. Sassower
                                        --------------------------------------
                                        Philip S. Sassower
                                        General Partner


Dated:  March 9, 1998